U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                               SEC FILE NUMBER:
                           CUSIP NUMBER: 206827206
     [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB

                      For Period Ended: November 30, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.    REGISTRANT INFORMATION.

         The Registrant is Conectisys Corporation (formerly BDR Industries, Inc.) (the "Company") and has an address at 7260 Spigno Place, Agua Dulce, CA 93510.

PART II.   RULES 12B-25 (B) AND (C)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.    NARRATIVE

         The above mentioned filing could not be filed within the prescribed period because the Company's financial statements could not be completed in the proper form without unreasonable expense and effort.

PART IV.    OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Robert Spigno                  (661) 295-6763

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes           [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?
                             [ ] Yes           [X] No

                             Conectisys Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



      Date: March 1, 1999                      By: /s/   Robert Spigno
                                                   -----------------------
                                                   Robert Spigno, President

IBDO

BDO Seidman, LLP                         1900 Avenue of the Stars, 11th Floor
Accountants and Consultants              Los Angeles, California 90067
                                         Telephone (310) 557-0800
                                         Fax (310) 557-1777



March 1, 1999

Securities and Exchange Commission
Washington, D.C. 20549

We confirm the representations made by Conectisys Corporation in Part III of the accompanying Form 12b-25 for the year ended November 30, 1998, insofar as they relate to accounting and auditing matters.

                                               /s/ BSO Seidman, LLP

                                               BDO Seidman, LLP